Of counsel PEARLMAN & PEARLMAN LLC ———————————— CHARLES B. PEARLMAN BRIAN A. PEARLMAN

January 13, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4631

Attn:  John Groff, Staff Attorney

Re:

MMAX Media, Inc.

Amendment No. 2 Registration Statement on Form S-1
Filed January 9, 2012
File No. 333-173318

Dear Sirs:

On behalf of MMAX Media, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated January 12, 2012. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter. In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

General

Comment 1.

Your response to comment 1 from our letter dated December 15, 2011 sets forth the position that the Form 8-K filed March 21, 2011 included Form 10 information regarding the company.  We note, however, that the Form 8-K did not include all the necessary information required by Form 10, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, as required by Item 2.  Therefore, we believe that October 14, 2011, or the initial filing of the date of this registration statement, represents the start of the one year restricted period contemplated under Rule 144(i)(2) of the Securities Act.  Revise the relevant disclosures under the Prospectus Summary, Risk Factors and Market for Common Stock and Related Matters to disclose that you were a shell company directly prior to the reverse merger and that the one year restricted period for resales falls on October 14, 2012.

Response:

The text has been revised as requested.

Securities and Exchange Commission

January 13, 2012

Consolidated Financial Statements, page F-1

Note 5. Restatement, page F-10

Comment 2.

We acknowledge your response to comment 10.  In the first sentence of your disclosure, please delete the phrase “as a result of comments received by the Securities and Exchange Commission”.

Response:

The phrase has been deleted.

Comment 3.

Also, please provide a description of the acquisition similar to the first paragraph of your prior Note 5 – Acquisition provided in your S-1 filed on December 8, 2011.  Refer to FASB ASC 805-10-50-2.

Response:

The Note has been revised to provide a description of the acquisition similar to prior disclosure.

Exhibits, page II-6

Comment 11.

Footnote 8 incorporates by reference a current report on Form 8-K “filed January 6, 2012.”  While the referenced Form 8-K was submitted on January 6, 2012, it received an Edgar filing date of January 9, 2012 because it was submitted after the close of business hours.  Please revise to indicate a filing date of January 9, 2012

Response:

The footnote has been revised to indicate a filing date of January 9, 2012.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

Brian A. Pearlman

BAP/sm

cc:

MMAX Media, Inc.